SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. (AMEND))*

                                  EXPEDIA, INC.
                                (NAME OF ISSUER)
                    COMMON STOCK, PAR VALUE $.001 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                    30212P105
                                 (CUSIP NUMBER)

            CHARLES Y. TANABE, ESQ.                  PAMELA S. SEYMON, ESQ.
   SENIOR VICE PRESIDENT AND GENERAL COUNSEL     WACHTELL, LIPTON, ROSEN & KATZ
           LIBERTY MEDIA CORPORATION                51 WEST 52ND STREET
            12300 LIBERTY BOULEVARD               NEW YORK, NEW YORK 10019
               ENGLEWOOD, CO 80112                    (212) 403-1000
                (720) 875-5400

 (Name, Address and Telephone Number of Persons Authorized to receive Notices and Communications)

                                 AUGUST 9, 2005
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------
* NOTE: The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                     2 of 19
----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  LIBERTY MEDIA CORPORATION
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)  |_|
                                                            (b)  |X|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
                  NOT APPLICABLE
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                       |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
                  DELAWARE
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                       NONE; SEE ITEM 5
 NUMBER OF
            ----------------------------------------------------------
  SHARES     8   SHARED VOTING POWER
                       90,074,192 SHARES
BENEFICIALLY
            ----------------------------------------------------------
 OWNED BY    9   SOLE DISPOSITIVE POWER
                       NONE; SEE ITEM 5
   EACH
            ----------------------------------------------------------
 REPORTING   10  SHARED DISPOSITIVE POWER
                       90,074,192 SHARES
PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                  90,074,192 SHARES
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                     |X|
                  EXCLUDES SHARES BENEFICIALLY OWNED BY THE
                  EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND
                  SHARES BENEFICIALLY OWNED BY DIANE VON
                  FURSTENBERG, MR. DILLER'S SPOUSE.
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.4%.
                  ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 19,027,097 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 54.7% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
                  CO
----------------------------------------------------------------------

                                    3 of 19

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  BARRY DILLER
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)  |_|
                                                            (b)  |X|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
                  NOT APPLICABLE
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                       |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
                  UNITED STATES
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                       NONE; SEE ITEM 5
 NUMBER OF
            ----------------------------------------------------------
  SHARES     8   SHARED VOTING POWER
                       90,074,192 SHARES
BENEFICIALLY
            ----------------------------------------------------------
 OWNED BY    9   SOLE DISPOSITIVE POWER
                       NONE; SEE ITEM 5
   EACH
            ----------------------------------------------------------
 REPORTING   10  SHARED DISPOSITIVE POWER
                       90,074,192 SHARES
PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                  90,074,192 SHARES
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                     |X|
                  EXCLUDES SHARES BENEFICIALLY OWNED BY THE
                  EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND
                  SHARES BENEFICIALLY OWNED BY DIANE VON
                  FURSTENBERG, MR. DILLER'S SPOUSE.
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.4%.
                  ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 19,027,097 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 54.7% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
                  IN
----------------------------------------------------------------------

                                    4 of 19

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  BDTV INC.
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)  |_|
                                                            (b)  |X|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
                  NOT APPLICABLE
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                       |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
                  DELAWARE
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                       NONE; SEE ITEM 5
 NUMBER OF
            ----------------------------------------------------------
  SHARES     8   SHARED VOTING POWER
                       90,074,192 SHARES
BENEFICIALLY
            ----------------------------------------------------------
 OWNED BY    9   SOLE DISPOSITIVE POWER
                       NONE; SEE ITEM 5
   EACH
            ----------------------------------------------------------
 REPORTING   10  SHARED DISPOSITIVE POWER
                       90,074,192 SHARES
PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                  90,074,192 SHARES
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                     |X|
                  EXCLUDES SHARES BENEFICIALLY OWNED BY THE
                  EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND
                  SHARES BENEFICIALLY OWNED BY DIANE VON
                  FURSTENBERG, MR. DILLER'S SPOUSE.
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.4%.
                  ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 19,027,097 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 54.7% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
                  CO
----------------------------------------------------------------------

                                    5 of 19

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  BDTV II INC.
----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)  |_|
                                                            (b)  |X|
----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
                  NOT APPLICABLE
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                       |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
                  DELAWARE
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                       NONE; SEE ITEM 5
 NUMBER OF
            ----------------------------------------------------------
  SHARES     8   SHARED VOTING POWER
                       90,074,192 SHARES
BENEFICIALLY
            ----------------------------------------------------------
 OWNED BY    9   SOLE DISPOSITIVE POWER
                       NONE; SEE ITEM 5
   EACH
            ----------------------------------------------------------
 REPORTING   10  SHARED DISPOSITIVE POWER
                       90,074,192 SHARES
PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                  90,074,192 SHARES
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                     |X|
                  EXCLUDES SHARES BENEFICIALLY OWNED BY THE
                  EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND
                  SHARES BENEFICIALLY OWNED BY DIANE VON
                  FURSTENBERG, MR. DILLER'S SPOUSE.
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.4%.
                  ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 19,027,097 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 54.7% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
                  CO
----------------------------------------------------------------------

                                    6 of 19

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  BDTV III INC.
 ----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)  |_|
                                                            (b)  |X|
 ----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
                  NOT APPLICABLE
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                       |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
                  DELAWARE
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                       NONE; SEE ITEM 5
 NUMBER OF
            ----------------------------------------------------------
  SHARES     8   SHARED VOTING POWER
                       90,074,192 SHARES
BENEFICIALLY
            ----------------------------------------------------------
 OWNED BY    9   SOLE DISPOSITIVE POWER
                       NONE; SEE ITEM 5
   EACH
            ----------------------------------------------------------
 REPORTING   10  SHARED DISPOSITIVE POWER
                       90,074,192 SHARES
PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                  90,074,192 SHARES
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                     |X|
                  EXCLUDES SHARES BENEFICIALLY OWNED BY THE
                  EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND
                  SHARES BENEFICIALLY OWNED BY DIANE VON
                  FURSTENBERG, MR. DILLER'S SPOUSE.
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.4%.
                  ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 19,027,097 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 54.7% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
                  CO
----------------------------------------------------------------------

                                    7 of 19

----------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  BDTV IV INC.
 ----------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)  |_|
                                                            (b)  |X|
 ----------------------------------------------------------------------
   3        SEC USE ONLY
----------------------------------------------------------------------
   4        SOURCE OF FUNDS
                  NOT APPLICABLE
----------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                       |_|
----------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE ORGANIZATION
                  DELAWARE
----------------------------------------------------------------------
             7   SOLE VOTING POWER
                       NONE; SEE ITEM 5
 NUMBER OF
            ----------------------------------------------------------
  SHARES     8   SHARED VOTING POWER
                       90,074,192 SHARES
BENEFICIALLY
            ----------------------------------------------------------
 OWNED BY    9   SOLE DISPOSITIVE POWER
                       NONE; SEE ITEM 5
   EACH
            ----------------------------------------------------------
 REPORTING   10  SHARED DISPOSITIVE POWER
                       90,074,192 SHARES
PERSON WITH
----------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                  90,074,192 SHARES
----------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                     |X|
                  EXCLUDES SHARES BENEFICIALLY OWNED BY THE
                  EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND
                  SHARES BENEFICIALLY OWNED BY DIANE VON
                  FURSTENBERG, MR. DILLER'S SPOUSE.
----------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            25.4%.
                  ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 19,027,097 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 54.7% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
----------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
                  CO
----------------------------------------------------------------------

                                    8 of 19

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  STATEMENT OF

                           LIBERTY MEDIA CORPORATION,
                                  BARRY DILLER,
                                   BDTV INC.,
                                  BDTV II INC.,
                                  BDTV III INC.
                                       AND
                                  BDTV IV INC.

 Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

                                  EXPEDIA, INC.

           Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 1.    SECURITY AND ISSUER

           This Report on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Expedia, Inc., a Delaware corporation ("Expedia" or the "Company"). The Company's principal executive offices are located at 3150 139th Avenue SE, Bellevue, Washington 98005.

ITEM 2.    IDENTITY AND BACKGROUND

           This Report is filed by Liberty Media Corporation, a Delaware corporation ("Liberty"), Mr. Barry Diller ("Mr. Diller"), BDTV INC., a Delaware corporation ("BDTV"), BDTV II INC., a Delaware corporation ("BDTV II"), BDTV III INC., a Delaware corporation ("BDTV III"), and BDTV IV INC., a Delaware corporation ("BDTV IV" and, together with BDTV, BDTV II and BDTV III, the "BDTV Entities") (each, a "Reporting Person"). Liberty, Mr. Diller and the BDTV Entities constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the "Reporting Group."

           The Reporting Group is filing this Report to report its acquisition of beneficial ownership of shares of Common Stock and Class B common stock, par value $.001 per share (the "Class B Common Stock"), of the Company in connection with the spin-off by IAC/InterActiveCorp, a Delaware company ("IAC"), of the Company to the shareholders of IAC on August 9, 2005, following which the Company became an independent public company (the "Spin-off").

           LIBERTY

           Liberty is a holding company which, through its ownership of interests in subsidiaries and other companies, is primarily engaged in the electronic retailing, media, communications and entertainment industries in the United States, Europe and Asia. The business address and principal office of Liberty is 12300 Liberty Boulevard, Englewood, Colorado 80112.

           Annex A attached to this Report on Schedule 13D contains the following information concerning each director, executive officer and controlling person of Liberty: (a) the name and residence or business address;
(b) the principal occupation or employment and (c) the name, principal business and address of any corporation or

                                     9 of 19


other organization in which such employment is conducted. Annex A is incorporated herein by reference. To the knowledge of Liberty, all persons listed on Annex A (the "Annex A Persons") are United States citizens, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither Liberty nor, to the knowledge of Liberty, any of the Annex A Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

           MR. DILLER

           Mr. Diller is the Chairman and Chief Executive Officer of IAC and the Chairman and senior executive of Expedia. IAC operates leading and diversified businesses in sectors being transformed by the internet, online and offline...IAC's mission is to harness the power of interactivity to make daily life easier and more productive for people all over the world. Expedia is a travel services company, operating through a diversified portfolio of brands, including Expedia.com, Hotels.com, Hotwire, Expedia Corporate Travel, Classic Custom Vacations and a range of other domestic and international brands and businesses. Mr. Diller's business address is, c/o IAC at 152 West 57th Street, New York, New York 10019. During the last five years, Mr. Diller has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Diller is a citizen of the United States.

           THE BDTV ENTITIES

           The business address and principal offices of the BDTV Entities is c/o IAC at 152 West 57th Street, New York, New York 10019. The BDTV Entities are companies formed by Liberty and Mr. Diller to hold securities of IAC. In connection with the Spin-off, Liberty and Mr. Diller agreed that the BDTV Entities would also hold the securities of the Company to be issued in the Spin-off.

           Annex B attached to this Report on Schedule 13D contains the following information concerning each director, executive officer and controlling person of each of the BDTV Entities: (a) the name and residence or business address, (b) the principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex B is incorporated herein by reference. To the knowledge of each of the BDTV Entities, each of the persons named on Annex B (the "Annex B Persons"), is a United States citizen. During the last five years, none of the BDTV Entities nor any of the Annex B Persons (to the knowledge of each of the BDTV Entities) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           The Reporting Persons acquired beneficial ownership of shares of Common Stock and Class B Common Stock of the Company on August 9, 2005 in connection with the Spin-off.

           The information contained in Items 5 and 6 of this Report on Schedule 13D is hereby incorporated by reference herein.

ITEM 4.    PURPOSE OF THE TRANSACTION

           The information contained in Items 5 and 6 of this Report on Schedule 13D is hereby incorporated by reference herein.

                                    10 of 19


           Depending on market conditions and other factors, and subject to any restrictions described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto, the Reporting Persons or their respective subsidiaries may purchase additional shares of Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, and subject to any restrictions described in Items 5 or 6 or contained in the agreements attached as Exhibits hereto, the Reporting Persons or their respective subsidiaries may sell all or some of their shares of Common Stock (including, in the case of Liberty, (i) its interest in the BDTV Entities and (ii) in connection with certain hedging transactions it may engage in as described in Item 6, in each case, subject to certain specified limitations).

           Subject to the foregoing and except as described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto, (i) Liberty does not have and, to the best of Liberty's knowledge, none of its directors or officers have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, and (ii) neither Barry Diller, nor any of the BDTV Entities, nor any of the directors or officers of the BDTV Entities, have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, except that, in the case of Mr. Diller, Mr. Diller may dispose of shares of Common Stock to satisfy the exercise price and tax withholding obligations in connection with the exercise of employee stock options.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           The information contained in Items 6 of, and Rows (7) through (10) of the cover pages to, this Report on Schedule 13D is hereby incorporated by reference herein.

           (a)-(b) After giving effect to the Spin-off, the members of the Reporting Group beneficially own 64,474,194 shares of Common Stock (assuming the exercise of options to purchase 19,027,097 shares of Common Stock which are currently exercisable by Mr. Diller) and 25,599,998 shares of Class B Common Stock, which shares constitute 19.6% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of all of the Reporting Group's shares of Class B Common Stock into Common Stock, the Reporting Group would beneficially own 25.4% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Common Stock is entitled to one vote per share and each share of outstanding preferred stock is entitled to two votes per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 54.7% of the voting power of the Company. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty and shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership amounts are based on there being outstanding as of the close of business on August 9, 2005 310,376,215 shares of Common Stock, 25,599,998 shares of Class B Common Stock and 846 shares of preferred stock, which share numbers were provided to the Reporting Group by the Company. Mr. Diller holds an irrevocable proxy granted by Liberty, pursuant to which Mr. Diller has the right to vote the Company's securities held by Liberty and its affiliates, subject to certain limitations.

           Robert R. Bennett, President and a Director of Liberty, owns 13,048 shares of Common Stock.
           (c) None.

           (d) Not applicable.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

           The information contained in Item 5 of this Report on Schedule 13D is hereby incorporated by reference herein.

                                    11 of 19


           On August 9, 2005, in connection with the Spin-off, Expedia entered into a Governance Agreement with Liberty and Mr. Diller (the "Governance Agreement").

           On August 9, 2005, Liberty and Mr. Diller entered into a Stockholders Agreement (the "Stockholders Agreement," together with the "Governance Agreement," the "Agreements").

           The following is a summary of the material terms of the Agreements. The following descriptions do not purport to cover all the provisions of the Agreements, are qualified in their entirety by reference to the Agreements, which are filed as Exhibits 2 and 3 hereto, and are incorporated into this report by reference.

THE GOVERNANCE AGREEMENT

REPRESENTATION OF LIBERTY ON THE EXPEDIA BOARD OF DIRECTORS

           Under the terms of the Governance Agreement:

     o Liberty has the right to nominate up to two directors of Expedia so long as Liberty beneficially owns at least 33,651,963 equity securities of Expedia (so long as Liberty's ownership percentage is at least equal to 15% of the total equity securities of Expedia);

     o Liberty has the right to nominate one director of Expedia so long as Liberty beneficially owns at least 22,434,642 equity securities of Expedia (so long as Liberty owns at least 5% of the total equity securities of Expedia); and

     o Expedia will use its reasonable best efforts to cause one of Liberty's designees to be a member of a committee of the board of directors of Expedia and, to the extent the person designated by Liberty would qualify as a member of the compensation committee of the board of directors of Expedia under applicable tax and securities laws and regulations, Expedia will seek to have that person appointed to the compensation committee of Expedia.

           Pursuant to the terms of the Governance Agreement, Expedia will cause each director that Liberty nominates to be included in the slate of nominees recommended by the Board of Directors of Expedia to the stockholders of Expedia for election as directors at each annual meeting of the stockholders of Expedia and will use all reasonable efforts to cause the election of each such director including soliciting proxies in favor of the election of such persons. Liberty has the right to designate a replacement director to the board of Expedia in order to fill any vacancy of a director previously designated by Liberty.

CONTINGENT MATTERS

           The Governance Agreement lists certain actions that require the prior consent of Liberty and Mr. Diller before Expedia can take any such action.

           For so long as:

     o in the case of Liberty, Liberty owns at least 29,912,856 equity securities and at least 5% of the total equity securities of Expedia (the "Liberty Condition"); and

     o in the case of Mr. Diller, he owns at least 5,000,000 common shares (including options to purchase common shares, whether or not then exercisable), continues to serve as Chairman of Expedia and has not become disabled (the "Diller Condition," and together with the Liberty Condition, the "Consent Conditions"),

Expedia has agreed that, without the prior approval of Liberty and/or Mr. Diller, as applicable, it will not engage in any transaction that would result in Liberty or Mr. Diller having to divest any part of their interests in Expedia or

                                    12 of 19


any other material assets, or that would render any such ownership illegal or would subject Mr. Diller or Liberty to any fines, penalties or material additional restrictions or limitations.

           In addition, for so long as the Consent Conditions apply, if Expedia's "total debt ratio" (as defined in the Governance Agreement ) equals or exceeds 4:1 over a twelve-month period, Expedia may not take any of the following actions without the prior approval of Liberty and/or Mr. Diller:

     o acquire or dispose of any assets, issue any debt or equity securities, repurchase any debt or equity securities, or incur indebtedness, if the aggregate value of such transaction or transactions (alone or in combination) during any six month period equals 10% or more of Expedia's market capitalization;

     o voluntarily commence any liquidation, dissolution or winding up of Expedia or any material subsidiary of Expedia;

     o make any material amendments to the certificate of incorporation or bylaws of Expedia;

     o engage in any line of business other than online and offline travel services and products, or other businesses engaged in by Expedia as of the date of determination;

     o adopt any stockholder rights plan that would adversely affect Liberty or Mr. Diller, as applicable; or

     o    grant additional consent rights to a stockholder of Expedia.

PREEMPTIVE RIGHTS

           In the event that Expedia issues or proposes to issue any shares of Common Stock or Class B Common Stock (with certain limited exceptions) including shares issued upon exercise, conversion or exchange of options, warrants and convertible securities, Liberty will have preemptive rights that entitle it to purchase a number of common shares so that Liberty will maintain the identical ownership interest in Expedia (subject to certain adjustments) that Liberty had immediately prior to such issuance or proposed issuance (but not in excess of a specified percentage). Any purchase by Liberty will be allocated between Common Stock and Class B Common Stock in the same proportion as the issuance or issuances giving rise to the preemptive right, except to the extent that Liberty opts to acquire shares of Common Stock in lieu of shares of Class B Common Stock.

REGISTRATION RIGHTS

           Liberty and Mr. Diller are entitled to customary, transferable registration rights with respect to Common Stock owned by them. Liberty is entitled to four demand registration rights and Mr. Diller is entitled to three demand registration rights. Expedia will pay the costs associated with such registrations (other than underwriting discounts, fees and commissions). Expedia will not be required to register shares of its Common Stock if a stockholder could sell the shares in the quantities proposed to be sold at such time in one transaction under Rule 144 of the Securities Act or under another comparable exemption from registration.

TERMINATION

           Generally, the Governance Agreement will terminate:

     o with respect to Liberty, at such time that Liberty beneficially owns equity securities representing less than 5% of the total equity securities of Expedia; and

     o with respect to Mr. Diller, at the later of (1) the date Mr. Diller ceases to be the Chairman of Expedia or becomes disabled and (2) the date Mr. Diller no longer holds a proxy to vote the shares of Liberty (as described below).

                                    13 of 19


THE STOCKHOLDERS AGREEMENT

GENERAL

           Mr. Diller holds an irrevocable proxy with respect to all securities of Expedia beneficially owned by Liberty on all matters submitted to a stockholder vote or by which the stockholders may act by written consent, except for Contingent Matters with respect to which Liberty has not consented, so long as Mr. Diller continues to own at least 5,000,000 common shares (including options). The proxy will generally remain in effect until the earlier of (1) Mr. Diller no longer serving as Chairman of Expedia and (2) Mr. Diller becoming disabled. Under certain limited circumstances, including a breach by Mr. Diller of certain provisions of the applicable agreement, the proxy may terminate sooner. In addition, the Stockholders Agreement provides for the suspension of the proxy if Mr. Diller cannot vote due to mental or physical disability.

           Liberty and Mr. Diller will vote against any Contingent Matter with respect to Expedia if Mr. Diller and Liberty do not approve the Contingent Matter (and continue to have veto rights with respect to the Contingent Matter under the Governance Agreement). Mr. Diller will also vote all securities of Expedia over which he has voting control in favor of the Liberty designees to the board of directors of Expedia.

RESTRICTIONS ON TRANSFERS

           Until the later of (1) the date Mr. Diller no longer serves as Chairman of Expedia and (2) the date Mr. Diller no longer holds the proxy to vote Liberty's shares of Expedia described above (or upon Mr. Diller becoming disabled, if that occurs first), and subject to the other provisions of the Stockholders Agreement, neither Liberty nor Mr. Diller can transfer shares of Common Stock or Class B Common Stock, other than:

     o transfers by Mr. Diller to pay taxes relating to the granting, vesting and/or exercise of stock options to purchase Common Stock of Expedia;

     o    transfers to each party's respective affiliates;

     o    pledges relating to financings, subject to certain conditions; and

     o transfers of options or Common Stock in connection with "cashless exercises" of Mr. Diller's options to purchase shares of Common Stock.

           The restrictions on transfer are subject to a number of exceptions (which exceptions are generally subject to the rights of first refusal described below):

     o either of Liberty or Mr. Diller may transfer common shares to an unaffiliated third party, subject to tag-along rights described below;

     o either of Liberty or Mr. Diller may transfer common shares so long as, in the case of Mr. Diller, he continues to beneficially own at least 2,200,000 common shares (including stock options) and, in the case of Liberty, Liberty continues to beneficially own 2,000,000 common shares, and in the case of a transfer of an interest in, or of any of the common shares held by, specified entities referred to as the "BDTV Limited Entities," after such transfer, Liberty and Mr. Diller collectively control at least 50.1% of the total voting power of Expedia; and

     o either of Liberty or Mr. Diller may transfer common shares so long as the transfer complies with the requirements of Rule 144 or Rule 145 under the Securities Act, and, in the case of a transfer of an interest in, or of any of the common shares held by, the BDTV Limited Entities, after such transfer, Liberty and Mr. Diller collectively control at least 50.1% of the total voting power of Expedia.

                                    14 of 19


TAG-ALONG RIGHTS

           Each of Mr. Diller and Liberty will be entitled to a right to "tag-along" (i.e., participate on a pro rata basis) on sales by the other of common shares to any third party. Liberty will not have a tag-along right in the event of:

     o sales by Mr. Diller of up to 2,000,000 common shares within any rolling twelve-month period;

     o transfers by Mr. Diller to pay taxes relating to the granting, vesting and/or exercise of stock options to purchase shares of Common Stock or transfers in connection with "cashless exercises" of Mr. Diller's options to purchase shares of Common Stock;

     o specified "brokers' transactions," as defined under the Securities Act, which we refer to as "market sales;" or

     o    generally, when Mr. Diller no longer serves as Chairman of Expedia.

           Mr. Diller will not have a tag-along right with respect to hedging transactions and stock lending transactions related thereto effected by Liberty, in each case meeting certain requirements, or market sales by Liberty.

TRANSFERS OF SHARES OF CLASS B COMMON STOCK

           Each of Mr. Diller and Liberty has a right of first refusal in the case of a proposed transfer by the other of shares of Class B Common Stock of Expedia to a third party.

           If either Liberty or Mr. Diller proposes to transfer shares of Class B Common Stock, the other will be entitled to swap any shares of Common Stock it or he owns for such shares of Class B Common Stock (subject to the rights of first refusal described above). To the extent there remain shares of Class B Common Stock that the selling stockholder would otherwise transfer to a third party, such shares must first be converted into shares of Common Stock. This restriction does not apply to, among other specified transfers, transfers among the parties and their affiliates.

BDTV ENTITY ARRANGEMENTS

                In connection with the Spin-off, Mr. Diller and Liberty agreed that the BDTV Entities would hold shares of Common Stock and Class B Common Stock received by each BDTV Entity as a result of the Spin-off. Mr. Diller and Liberty will continue to have substantially similar arrangements with respect to the voting control and ownership of the equity of each BDTV Entity, which together hold a substantial majority of the shares of Class B Common Stock. These arrangements effectively provide that Mr. Diller controls the voting of Company securities held by these entities, other than with respect to certain actions by the Company, and Liberty retains substantially all of the equity interest in such entities. Liberty may purchase Mr. Diller's nominal equity interest in these entities for a fixed price.

TERMINATION

           Mr. Diller's and Liberty's rights and obligations under the Stockholders Agreement generally terminate at such time as, in the case of Mr. Diller, he no longer beneficially owns at least 2,200,000 common shares (including stock options) and, in the case of Liberty, Liberty no longer beneficially owns at least 2,000,000 common shares. Liberty's tag-along rights and obligations terminate at such time as Liberty ceases to beneficially own at least 5% of the total equity securities of Expedia. In calculating Liberty's beneficial ownership of common shares of IAC, Liberty will be deemed to own all common shares held by the BDTV Entities.

                                    15 of 19


           In addition, Mr. Diller's rights under the Stockholders Agreement will terminate upon the later of (1) the date Mr. Diller ceases to serve as Chairman of Expedia or becomes disabled and (2) the date Mr. Diller no longer holds a proxy to vote the shares of Expedia owned by Liberty.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005.

2. Governance Agreement, by and among Expedia, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.

3. Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation, and Mr. Barry Diller, dated as of August 9, 2005.

                                    16 of 19

                                   SIGNATURES

           After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  August 19, 2005

                                    LIBERTY MEDIA CORPORATION

                                    By:   /s/ Charles Y. Tanabe
                                       ---------------------------------
                                       Name:  Charles Y. Tanabe
                                       Title: Senior Vice President


                                    BARRY DILLER

                                    By:   /s/ Barry Diller
                                       ---------------------------------


                                    BDTV INC., BDTV II INC.,
                                    BDTV III INC., BDTV IV INC.

                                    By:   /s/ Barry Diller
                                       ---------------------------------
                                       Name:  Barry Diller
                                       Title: President

                                    17 of 19

                                INDEX TO EXHIBITS

1. Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005.

2. Governance Agreement, by and among Expedia, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.

3. Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation, and Mr. Barry Diller, dated as of August 9, 2005.

                                    18 of 19

                                     ANNEX A

         DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

      The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty Media Corporation, all executive officers and directors listed on this Annex A are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

   Name and Business              PRINCIPAL OCCUPATION AND PRINCIPAL
        Address                        BUSINESS (IF APPLICABLE)
    (IF APPLICABLE)
John C. Malone                Chief Executive Officer and Chairman of
                              the Board and Director of Liberty

Robert R. Bennett             President and Director of Liberty

Donne F. Fisher               Director of Liberty; President of Fisher Capital
9781 Meridian Blvd., #200     Partners, Ltd.
Englewood, Colorado 80112

Paul A. Gould                 Director of Liberty; Managing Director of
711 5th Avenue, 8th Floor     Allen & Company Incorporated
New York, New York 10022

David E. Rapley               Director of Liberty

M. LaVoy Robison              Director of Liberty; Executive Director and a
1727 Tremont Place            Board Member of the Anschutz Foundation
Denver, Colorado 80202

Larry E. Romrell              Director of Liberty

David J.A. Flowers            Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler         Senior Vice President of Liberty

Christopher W. Shean          Senior Vice President and Controller of Liberty

Charles Y. Tanabe             Senior Vice President, General Counsel and
                              Secretary of Liberty

                                    19 of 19

                                     ANNEX B


           Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of BDTV, BDTV II, BDTV III and BDTV IV.

----------------------------------------------------------------------------


   Name and Business     Principal Occupation               Citizenship
        Address             and Principal
                             Business of
                        Organization in which
                           such Business is
                              Conducted
----------------------------------------------------------------------------
Mr. Diller              Mr. Diller is the Chairman and    United States.
                        Chief Executive Officer of
c/o IAC/InterActiveCorp IAC, the Chairman and
152 West 57th Street,   senior executive of Expedia
New York New York 10019 and the President
                        and Secretary of each
                        BDTV Entity.
----------------------------------------------------------------------------